UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.             )*

EARTHWORKS ENTERTAINMENT, INC.

(Name of Issuer)

COMMON STOCK, $0.0015 PAR VALUE

(Title of Class of Securities)

27032F 10 1

(CUSIP Number)

CHRISTOPHER P. BAKER

C/O C.P. BAKER & CO., LTD.

303 CONGRESS STREET, SUITE 301

BOSTON, MA 02210 USA

(617) 439-0770

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

With a Copy to:

DECHERT LLP

4000 BELL ATLANTIC TOWER

1717 ARCH STREET

PHILADELPHIA, PENNSYLVANIA 19103

(215) 994-4000

ATTENTION: CHRISTOPHER G. KARRAS, ESQUIRE

May 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 27032F 10 1
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CHRISTOPHER P. BAKER ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,970,675 8 SHARED VOTING POWER 8,643,855 9 SOLE DISPOSITIVE POWER 2,970,675 10 SHARED DISPOSITIVE POWER 8,643,855

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,614,530
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 27032F 10 1
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C.P. BAKER & CO., LTD. 04-3062259
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 480,000 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 480,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 480,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 27032F 10 1
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CIMAROLO PARTNERS LLC 83-0375081
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,400,000 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 27032F 10 1
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANASAZI PARTNERS III OFFSHORE, LTD. N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,375,000 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,375,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,375,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 27032F 10 1
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANASAZI PARTNERS III, LLC 83-0375085
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,575,000 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,575,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,575,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 27032F 10 1
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANASAZI PARTNERS II, LLC 04-3626281
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 813,855 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 813,855

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 813,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the acquisition of shares of Common Stock, par value $.0015 per share (the “Common Stock”), of Earthworks Entertainment, Inc., a Delaware corporation (the “Company”).

The principal executive offices of the Company are located at 324 Dutura Street, West Palm Beach, FL 33314.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) - (c), (f) This Statement on Schedule 13D is being filed by the following persons: (i) Christopher P. Baker, (ii) C.P. Baker & Co., Ltd., a Delaware corporation (“CPBC”), (iii) Cimarolo Partners, LLC, a Delaware limited liability company (“Cimarolo”), (iv) Anasazi Partners III Offshore, Ltd., a British Virgin Islands corporation (“Anasazi Offshore”), (v) Anasazi Partners III, LLC, a Delaware limited liability company (“Anasazi III”), and (vi) Anasazi Partners II, LLC, a Delaware limited liability company (“Anasazi II”) (Mr. Baker, CPBC, Cimarolo, Anasazi Offshore, Anasazi III and Anasazi II, collectively, the “Reporting Persons”).

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

A list of the directors, executive officers and/or manager, as appropriate, of CPBC, Cimarolo, Anasazi Offshore, Anasazi III and Anasazi II is attached hereto as Exhibit 99.B. The address of the principal office for each Reporting Person is as follows:

c/o C.P. Baker & Co., Ltd.

303 Congress Street, Suite 301

Boston, MA 02210

Mr. Baker’s principal occupation is President of CPBC. Mr. Baker is also the President and Chief Executive Officer of C.P. Baker Securities, Inc., a Delaware corporation (“CPBS”), and the sole member and manager of C.P. Baker, LLC, which serves as the manager of Cimarolo, Anasazi Offshore, Anasazi III and Anasazi II, each of which is an investment fund. Mr. Baker is a resident of Massachusetts and a citizen of the United States.

(d) - (e) During the last five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of the persons set forth on Exhibit 99.B attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Between December 8, 2003 and July 12, 2004, Mr. Baker acquired 402,300 shares of Common Stock on the open market for a total purchase price of $73,244.47. Mr. Baker acquired an additional 20,000 shares of Common Stock through the exercise of warrants on October 31, 2003 with an exercise price of $0.15 per share of Common Stock. Mr. Baker obtained 68,375 shares of Common Stock through a distribution by Anasazi Partners, L.P. to C.P. Baker, LLC, a limited liability company of which Mr. Baker is the sole member and manager. On December10, 2003, Mr. Baker, as custodian pursuant to the Uniform Gifts of Minors Act (the “UGMA”), acquired 10,000 shares of Common Stock on the open market for the accounts of each of his children, Christina Baker and Derek Baker, for a purchase price of $1,833.95 per account. On March 8, 2004, Mr. Baker acquired an additional 5,000 shares of Common Stock on the open market for the accounts of Christina Baker and Derek Baker for a purchase price of $921.45 per account. The source of the funds used for the purchase of securities was individual funds. On December 12, 2003, Adrienne Baker, Mr. Baker’s wife, acquired 50,000 shares of Common Stock on the open market for a total purchase price of $8,883.95, and, on March 8, 2004, Adrienne Baker acquired 25,000 shares of Common Stock on the open market for a total purchase price of $4,571.45. The source of the funds used for the purchase of securities was individual funds. Mr. Baker disclaims beneficial ownership of the shares owned by accounts for his children and wife.

On May 12, 2004, Mr. Baker, Cimarolo, Anasazi Offshore, Anasazi II, Anasazi III and certain other parties (collectively, the “Purchasers”), entered into a Note and Warrant Purchase Agreement (the “Note Purchase Agreement”) with the Company, pursuant to which the Purchasers purchased convertible promissory notes, convertible into Common Stock at an exercise price of $0.08 per share (the “Notes”), and warrants for the purchase of Common Stock exercisable at $0.15 per share (the “Warrants”) from the Company. Under the Note Purchase Agreement, each of Mr. Baker, Cimarolo, Anasazi Offshore and Anasazi III purchased $150,000 principal amount of Notes and 500,000 Warrants, and Anasazi II purchased $50,000 principal amount of Notes and 166,667 Warrants. The source of the funds used for the purchase of the securities by Mr. Baker was personal funds, and the source of the funds used for the purchase of the securities by Cimarolo, Anasazi Offshore, Anasazi III and Anasazi II was working capital.

On May 5, 2004, CPBS entered into an Engagement Letter Agreement (the “Engagement Letter”) with the Company, pursuant to which CPBS agreed to use its best efforts to raise money for the Company in exchange for a percentage of the funds raised and warrants for the purchase of Common Stock exercisable at $0.25 per share (the “Engagement Warrants”). CPBS then assigned its rights to the Engagement Warrants to CPBC. As a result of the funds raised through the Note Purchase Agreement, the Company issued 480,000 Engagement Warrants to CPBC with an expiration date of June 14, 2007. The Engagement Warrants were issued as payment for services rendered and no funds were paid by CPBS.

On March 11 and 12, 2004, Cimarolo acquired 25,000 shares of Common Stock on the open market for a total purchase price of $4,387.24. The source of the funds used for the purchase of securities was working capital.

Between December 8, 2003 and December 15, 2003, Anasazi III acquired 200,000 shares of Common Stock on the open market for a total purchase price of $33,694.75. The source of the funds used for the purchase of securities was working capital.

On May 23, 2000, C.P. Baker Venture Fund I, L.P., a Delaware limited partnership (“Venture Fund”), acquired 16,750 shares of Common Stock pursuant to a Subscription Agreement, dated April 20, 2000 by and between Venture Fund and the Company (the “Subscription Agreement”), attached hereto as Exhibit 99.P. Venture Fund was merged into Anasazi II on September 30, 2002. On October 10, 2002, Anasazi II acquired an additional 5,438 shares of Common Stock due to an adjustment of the conversion rate pursuant to the Subscription Agreement. The source of the funds used for the initial purchase of securities was working capital.

Mr. Baker disclaims beneficial ownership of the shares owned by Cimarolo, Anasazi Offshore, Anasazi II and Anasazi III except to the extent of his pecuniary interest therein.

ITEM 4.	PURPOSE OF TRANSACTION.

The transactions were solely for investment purposes. Each of the Reporting Persons intends to review, from time to time, its investment in the Company on the basis of various factors, including but not limited to the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and the market for the Company’s securities in particular, as well as other developments and other investment opportunities. Based upon those considerations, each of the Reporting Persons may decide to acquire additional shares of Common Stock on the open market or in privately negotiated transactions, or to dispose of all or a portion of the Common Stock that he owns.

Except as set forth above, no Reporting Person has formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) Set forth below is the beneficial ownership of shares of Common Stock of the Company for each person named in Item 2. Shares reported as beneficially owned by each of CPBC, Cimarolo, Anasazi Offshore, Anasazi III and Anasazi II are also reported as beneficially owned by Mr. Baker, as the President of CPBC and sole member and manager of C.P. Baker, LLC, the manager of each of Cimarolo, Anasazi Offshore, Anasazi III and Anasazi II. Unless otherwise indicated below, by reason of such relationships each of CPBS, Cimarolo, Anasazi Offshore, Anasazi III and Anasazi II is reported as having shared power to vote or to direct the vote and shared power to dispose or direct the disposition of, such shares of Common Stock with Mr. Baker.

Mr. Baker beneficially owns 2,865,675 shares of Common Stock, or 4.3% of the outstanding shares of Common Stock of the Company, consisting of 490,675 shares of Common Stock, a promissory note convertible into 1,875,000 shares of Common Stock and 500,000 warrants. Mr. Baker may be deemed to beneficially own 15,000 shares owned by each of UGMA accounts for Mr. Baker’s children, Christina Baker and Derek Baker, for which he serves as custodian, and 75,000 shares owned by Mr. Baker’s wife, Adrienne Baker, for which Mr. Baker disclaims beneficial ownership. Mr. Baker may also be deemed to own 8,643,855 shares of Common Stock by reason of his being the President of CPBC and the sole member and manager of C.P. Baker, LLC, the manager of each of Cimarolo, Anasazi Offshore, Anasazi III and Anasazi II. Mr. Baker disclaims beneficial ownership of such shares held by CPBC, Cimarolo, Anasazi Offshore, Anasazi III and Anasazi II except to the extent of his pecuniary interest therein. CPBC beneficially owns 480,000 shares of Common Stock, representing approximately 0.7% of the outstanding shares of Common Stock, consisting of 480,000 warrants for the purchase of Common Stock. Cimarolo beneficially owns 2,400,000 shares of Common Stock, representing approximately 3.6% of the outstanding shares of Common Stock, consisting of 25,000 shares of Common Stock, 1,875,000 shares of Common Stock convertible from a promissory note and 500,000 warrants. Anasazi Offshore beneficially owns 2,375,000 shares of Common Stock, representing approximately 3.5% of the outstanding shares of Common Stock, consisting of 1,875,000 shares of Common Stock convertible from a promissory note and 500,000 warrants. Anasazi III beneficially owns 2,575,000 shares of Common Stock, representing approximately 3.8% of the outstanding shares of Common Stock, consisting of 200,000 shares of Common Stock, 1,875,000 shares of Common Stock convertible from a promissory note and 500,000 warrants. Anasazi II beneficially owns 813,855 shares of Common Stock, representing approximately 1.2% of the outstanding shares of Common Stock, consisting of 22,188 shares of Common Stock, 625,000 shares of Common Stock convertible from a promissory note, and 166,667 warrants. Mr. Baker may be deemed to beneficially own an aggregate of 11,614,530 shares of Common Stock, or 15.4% of the outstanding shares of Common Stock of the Company.

All percentages set forth in this Schedule 13D are based upon 64,620,863 outstanding shares of Common Stock as represented by the Company in the Note Purchase Agreement.

(c) The following transactions in the Company’s Common Stock were effected by the Reporting Persons during the sixty (60) days preceding the date of this Report. All such transactions represent open market transactions.

Reporting Person	Trade Date	Shares	Price/share
Mr. Baker	06-30-04	9,000	$0.15
	07-07-04	41,000	$0.15
	07-12-04	2,300	$0.14

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On May 5, 2004, CPBS entered into the Engagement Letter with the Company, pursuant to which CPBS agreed to use its best efforts to raise money for the Company in exchange for a percentage of the funds raised and the Engagement Warrants. CPBS then assigned its rights to the Engagement Warrants to CPBC. As a result of the funds raised through the Note Purchase Agreement, the Company issued 480,000 Engagement Warrants to CPBC with an expiration date of June 14, 2007. The Engagement Warrants were issued as payment for services rendered and no funds were paid by CPBS.

On May 12, 2004, the Purchasers entered into the Note and Warrant Purchase Agreement with the Company, pursuant to which the Purchasers purchased the Notes and Warrants from the Company. Under the Note Purchase Agreement, each of Mr. Baker, Cimarolo, Anasazi Offshore and Anasazi III purchased $150,000 principal amount of Notes and 500,000 Warrants, and Anasazi II purchased $50,000 principal amount of Notes and 166,667 Warrants.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Baker and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

99.A	Joint Filing Undertaking

99.B	List of Directors, Officers and Managers

99.C	Note and Warrant Purchase Agreement, dated as of May 12, 2004, by and among Earthworks Entertainment, Inc. and certain lenders party thereto.

99.D	Promissory Note, dated May 12, 2004, between Earthworks Entertainment, Inc. and Christopher P. Baker.

99.E	Promissory Note, dated May 12, 2004, between Earthworks Entertainment, Inc. and Cimarolo Partners, LLC.

99.E	Promissory Note, dated May 12, 2004, between Earthworks Entertainment, Inc. and Cimarolo Partners, LLC.

99.F	Promissory Note, dated May 12, 2004, between Earthworks Entertainment, Inc. and Anasazi Partners III Offshore, Ltd.

99.G	Promissory Note, dated May 12, 2004, between Earthworks Entertainment, Inc. and Anasazi Partners III, LLC.

99.H	Promissory Note, dated May 12, 2004, between Earthworks Entertainment, Inc. and Anasazi Partners II, LLC.

99.I	Engagement Letter, dated May 5, 2004, between C.P. Baker Securities, Inc. and Earthworks Entertainment, Inc.

99.J	Warrant, dated May 12, 2004, for the purchase of shares of common stock of Earthworks Entertainment, Inc., signed by Earthworks Entertainment, Inc. and accepted by Christopher P. Baker.

99.K	Warrant, dated May 12, 2004, for the purchase of shares of common stock of Earthworks Entertainment, Inc., signed by Earthworks Entertainment, Inc. and accepted by Cimarolo Partners, LLC.

99.L	Warrant, dated May 12, 2004, for the purchase of shares of common stock of Earthworks Entertainment, Inc., signed by Earthworks Entertainment, Inc. and accepted by Anasazi Partners III Offshore, Ltd.

99.M	Warrant, dated May 12, 2004, for the purchase of shares of common stock of Earthworks Entertainment, Inc., signed by Earthworks Entertainment, Inc. and accepted by Anasazi Partners III, LLC.

99.N	Warrant, dated May 12, 2004, for the purchase of shares of common stock of Earthworks Entertainment, Inc., signed by Earthworks Entertainment, Inc. and accepted by Anasazi Partners II, LLC.

99.O	Warrant, dated June 14, 2004, for the purchase of shares of common stock of Earthworks Entertainment, Inc., signed by Earthworks Entertainment, Inc. and accepted by C.P. Baker & Co., Ltd.

99.P	Subscription Agreement, dated April 20, 2004, between C.P. Baker Venture Fund I, L.P. and eContent, Inc.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     August 26, 2004

By:	/s/ Christopher P. Baker
Christopher P. Baker

C.P. BAKER & CO., LTD.

By:	/s/ Christopher P. Baker
Christopher P. Baker
President

ANASAZI PARTNERS III, LLC

By:	C.P. Baker, LLC,
the sole Manager of the Fund

	By:	/s/ Christopher P. Baker
Manager
Name: Christopher P. Baker

ANASAZI PARTNERS III OFFSHORE, LTD.

By:	C.P. Baker, LLC,
the Manager of the Fund

	By:	/s/ Christopher P. Baker
Manager
Name: Christopher P. Baker

CIMAROLO PARTNERS, LLC

By:	C.P. Baker, LLC,
the sole Manager of the Fund

	By:	/s/ Christopher P. Baker
Manager
Name: Christopher P. Baker

ANASAZI PARTNERS II, LLC

By:	C.P. Baker, LLC,
the sole Manager of the Fund

	By:	/s/ Christopher P. Baker
Manager
Name: Christopher P. Baker

EXHIBIT INDEX

No.	Description

99.A	Joint Filing Undertaking

99.B	List of Directors, Officers and Managers

99.C	Note and Warrant Purchase Agreement, dated as of May 12, 2004, by and among Earthworks Entertainment, Inc. and certain lenders party thereto.

99.D	Promissory Note, dated May 12, 2004, between Earthworks Entertainment, Inc. and Christopher P. Baker.

99.E	Promissory Note, dated May 12, 2004, between Earthworks Entertainment, Inc. and Cimarolo Partners, LLC.

99.F	Promissory Note, dated May 12, 2004, between Earthworks Entertainment, Inc. and Anasazi Partners III Offshore, Ltd.

99.G	Promissory Note, dated May 12, 2004, between Earthworks Entertainment, Inc. and Anasazi Partners III, LLC.

99.H	Promissory Note, dated May 12, 2004, between Earthworks Entertainment, Inc. and Anasazi Partners II, LLC.

99.I	Engagement Letter, dated May 5, 2004, between C.P. Baker Securities, Inc. and Earthworks Entertainment, Inc..

99.J	Warrant, dated May 12, 2004, for the purchase of shares of common stock of Earthworks Entertainment, Inc., signed by Earthworks Entertainment, Inc. and accepted by Christopher P. Baker.

99.K	Warrant, dated May 12, 2004, for the purchase of shares of common stock of Earthworks Entertainment, Inc., signed by Earthworks Entertainment, Inc. and accepted by Cimarolo Partners, LLC.

99.L	Warrant, dated May 12, 2004, for the purchase of shares of common stock of Earthworks Entertainment, Inc., signed by Earthworks Entertainment, Inc. and accepted by Anasazi Partners III Offshore, Ltd.

99.M	Warrant, dated May 12, 2004, for the purchase of shares of common stock of Earthworks Entertainment, Inc., signed by Earthworks Entertainment, Inc. and accepted by Anasazi Partners III, LLC.

99.N	Warrant, dated May 12, 2004, for the purchase of shares of common stock of Earthworks Entertainment, Inc., signed by Earthworks Entertainment, Inc. and accepted by Anasazi Partners II, LLC.

99.O	Warrant, dated June 14, 2004, for the purchase of shares of common stock of Earthworks Entertainment, Inc., signed by Earthworks Entertainment, Inc. and accepted by C.P. Baker & Co., Ltd.

99.P	Subscription Agreement, dated April 20, 2004, between C.P. Baker Venture Fund I, L.P. and eContent, Inc.